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RECEIVED
2004 JUN -3 A 8:57
OFFICE OF INTERNATIONAL CORPORATE FINANCE

82-4154

Registration No. 4154

Komu *Attention*	***Securities and Exchange Commission, Division of Corporate Finance, 450 fifth Street, N.W. - Washington D. C. 20549***	tel.: fax:	0012029429525
Od *From*	**KOMERČNÍ BANKA, a. s. P.O. BOX 839 114 07 PRAHA 1**	tel.: fax:	+420222432005 +420224229483
Kopie *cc*			

04030578

Datum *Date*	1.6.2004		
Stran *Pages*	2 **(including this page)**		
	Telefonní kontakt pro případ nedošlých stránek *In case of missing pages please call*	tel.:	+420222432005

Věc
Subject

Announcement of the change in the Board of Directors

PROCESSED
JUN 14 2004
THOMSON FINANCIAL

Dear Sirs,

We are sending you Announcement of the change in the Board of Directors.

Yours Sincerely,

Sylva Floriková
Head of Compliance

dlw 6/10

SOCIETE GENERALE GROUP
Komerční banka, a.s., se sídlem:
Praha 1, Na Příkopě 33, č. p. 969, PSČ 114 07, Česká republika, IČ: 45317054
ZAPSÁNÁ V OBCHODNÍM REJSTŘÍKU VEDENÉM MĚSTSKÝCH SOUDEM V PRAZE, ODDÍL B, VLOŽKA 1360

Notification

Komerční banka, a. s., announces that as of 31 May 2004, Mr. Guy Poupet stopped discharging the office of the Vice-Chairman and member of the Board of Directors of Komerční banka, a. s., and the Deputy Chief Executive Officer to take up a new function in SOGE Group.

Prague, 31 May 2004